Correspondence

September 3, 2008

Via Edgar, Facsimile and Federal Express

Michael F. Johnson, Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Disaboom, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 6, 2008 File No. 333-150494

Form 10-K for the fiscal year ended December 31, 2007 Filed March 21, 2008 File No. 000-52558

Dear Mr. Johnson:

        This firm represents Disaboom, Inc. (“Disaboom” or the “Company”). We have reviewed your letter dated July 2, 2008 containing comments to the Company’s filings. This letter is in response to your July 2, 2008 comment letter.

Registration Statement on Form S-1/A

Calculation of Registration Fee

1.	Comment:	Amendment No. 1 to your Form S-1 seeks to register 10,000 additional shares than your initial filing that was made April 29, 2008. We understand from your cover letter that these shares underlie warrants issued in May 2008 to Abshier Webb & Donnelly for partial payment for their services as a placement agent in spring 2008. Please direct us to your agreement with the placement agent and provide us with a detailed analysis in support of your belief that the exemption from registration you relied upon was available. Specifically address when the obligation to issue the warrants arose.

Michael F. Johnson, Esq. U.S. Securities and Exchange Commission September 3, 2008 Page 2	BURNS FIGA & WILL P.C.

         Response:   In March through early April 2008 the Company engaged in a private placement of its equity securities. The Securities Purchase Agreement utilized in the private placement states that the Company may retain brokers who are registered with the Securities and Exchange Commission and are members of the National Association of Securities Dealers, Inc., to assist the Company with the private placement. Further, that agreement stated that the Company may pay those persons a cash commission of 10% plus up to 10% warrant coverage. This Stock Purchase Agreement was approved by the Company’s Board of Directors.

Although the Company retained Abshier Webb & Donnelly the Company did not enter into a written agreement with Abshier Webb & Donnelly. After the final closing of the private placement the Chief Executive Officer, who was involved in the private placement, agreed that Abshier Webb & Donnelly was due $10,000 and 10,000 warrants for the investors it introduced to the Company who participated in the private placement.

These warrants were issued on May 14, 2008 and contained the same terms as those issued to investors in the private placement. In connection with the Company’s issuance of the warrants to Abshier Webb & Donnelly, the Company did not engage in any public advertising or general solicitation. Additionally, Abshier Webb & Donnelly had access to not only the Securities Purchase Agreement utilized in the offering, but also all of the Company’s public disclosure including reports filed with the Securities and Exchange Commission and Company press releases. Further, Abshier Webb & Donnelly had the opportunity to ask questions regarding the Company and the Company believed it received answers to any questions posed. Abshier Webb & Donnelly, as a registered broker-dealer, is sophisticated and knowledgeable about the markets and the risks of accepting Company securities for investment purposes. Additionally, Abshier Webb & Donnelly was the only person offered or sold warrants for the purpose of paying commissions for the March/April 2008 private placement on this date. Taking all of these factors as a whole, the Company relied on the exemption from registration provided by Section 4(2) of the 1933 Act for the issuance of the warrants.

2.	Comment:	You indicate you are registering 17,327,687 shares to be sold by your selling shareholders. However, under your selling security holder section, you indicate you are registering/offering 16,927,490 shares (11,958,189 shares are listed in column D under “Offering No. 2” as “Shares Offered Hereby” and 4,969,301 shares are listed in column D under “Offering No. 1” as “Shares Offered Hereby”). Please clarify.

        Response:   Please note that the selling security holders section of the registration statement contains three selling security holder tables. The separate tables are meant to separate selling security holders that purchased securities in: 1) Offering No. 1; 2) Offering No. 2; and 3) selling securities holders that participated in both Offering No. 1 and Offering No. 2. Thus, the registration statement contains a third table entitled “Selling Shareholders Participating in Both Offering No. 1 and Offering No. 2.” The “shares offered hereby” column (column D) of that table seeks to register the resale of 400,197 shares of common stock. This third table was included in an attempt to more accurately reflect the holdings of certain selling security holders. Thus, we are seeking to register the resale of 17,327,687 shares of common stock which is comprised of:

Michael F. Johnson, Esq. U.S. Securities and Exchange Commission September 3, 2008 Page 3	BURNS FIGA & WILL P.C.

(i)	11,958,189 shares from Offering No. 2;

(ii)	4,969,301 shares from Offering No. 1; and

(iii)	400,197 shares from selling security holders participating in both Offering No. 1 and Offering No. 2.

The Company believes that you overlooked the 400,197 shares included in the third table when reviewing the Company’s registration statement.

3.	Comment:	We note your response to our prior comment 3 in our letter dated May 28, 2008. We understand that it is your intention, subsequent to the effectiveness of your S-1 registration statement, to file a post-effective amendment to your SB-2 (File No. 333-148122) to de-register the resale of unsold shares covered by that SB-2. We direct your attention to Rule 429 of the Securities Act of 1933. Where a registrant has filed two or more registration statements, it may file a single prospectus in the latest registration statement in order to satisfy the requirements of the Act and the rules and regulations thereunder for that offering and any other offerings registered on the earlier registration statement. The combined prospectus may be filed as part of the initial filing of the latest registration statement, in a pre-effective amendment to it or in a post-effective amendment to it. Where a registrant relies on Rule 429, the registration statement containing the combined prospectus shall act, upon effectiveness, as a post-effective amendment to the earlier registration statement whose prospectus has been combined in the latest registration statement. The registrant must identify any earlier registration statement to which the combined prospectus relates by setting forth the Commission file number at the bottom of the facing page of the latest registration statement. We further note that, in the event you rely upon Rule 429, the Calculation of Registration Fee table should include a footnote indicating the shares in the SB-2 that are being combined with the shares in the S-1.

        Response:   The Company is aware of Rule 429. However, the Company does not wish to continue to register the resale of all of the shares included in the registration statement on Form SB-2 (File No. 333-148122). That registration statement registered the resale of the following securities all of which were issued in September and October 2007:

Michael F. Johnson, Esq. U.S. Securities and Exchange Commission September 3, 2008 Page 4	BURNS FIGA & WILL P.C.

1.	Shares of common stock;

2.	Shares of common stock underlying redeemable warrants; and

3.	Shares of common stock underlying non-redeemable warrants.

In March 2008 the Company redeemed the redeemable warrants. In response, certain investors exercised their warrants whereas certain investors permitted the Company to redeem their warrants. The Company only has an obligation to continue to register the resale of the shares of stock issued to those investors who exercised their redeemable warrants and the shares of common stock that underlie the remaining non-redeemable warrants. As such, the Company only wants to continue to register the resale of a portion of the shares of common stock included in the SB-2, and believes that the information presented in the registration statement on Form S-1 more accurately reflects information about the beneficial holdings of each of the selling shareholders.

The Company is not aware of any obligation that it must utilize Rule 429 to amend its previously filed registration statement on Form SB-2. In fact, Rule 429 uses the word “may” when setting forth how registrants can utilize a Rule 429 prospectus.

Unless the SEC has any objection to the manner in which the Company is attempting to continue to register the resale of a portion of the shares originally included in the registration statement on Form SB-2 the Company does not plan to file a Rule 429 prospectus.

Recent Sales of Unregistered Securities, II-1

4.	Comment:	We note your response to our prior comment 5 in our letter dated May 28, 2008, and reissue our request that, as to any securities sold for consideration other than cash, you state the aggregate amount of consideration received by Disaboom. For example, you state that you granted an aggregate of 62,500 options to four individuals to purchase your common stock at an exercise price of $0.50 per share and that Disaboom deemed the aggregate consideration received for the options to be equal to the then fair market value of these options after deducting any cash that may have been paid to the individuals. Revise your recent sales of unregistered securities section, where necessary, to disclose the dollar amount of the consideration received by Disaboom. While your current disclosure provides investors with the exercise price of the options (the cost the option holder must pay per share to acquire the common stock underlying the options), it does not provide the amount received by Disaboom in exchange for the options (i.e., the dollar amount of the services).

Michael F. Johnson, Esq. U.S. Securities and Exchange Commission September 3, 2008 Page 5	BURNS FIGA & WILL P.C.

        Response:   The majority of all issuances of unregistered sales of equity securities reported by the Company have been in the form of employee stock option grants granted under a stock option plan. To the extent these option grants constitute sales of unregistered equity securities the Company has relied on Section 4(2) for the grants. However, in isolated circumstances the Company has also issued stock based compensation in consideration for services in reliance on Section 4(2).

The Company currently has one employee stock option plan and has filed a registration statement on Form S-8 (file no. 333-147161) to register a portion of the shares included in that plan. Generally, the Company grants all new employees stock options under its stock option plan but at times has also granted existing employees stock options under its plan as a manner of providing further incentives to those employees. With few exceptions the option grants offered to new and continuing employees are not heavily negotiated between the Company and the recipient, but instead are unilaterally offered by the Company as a means of providing employees further incentive. Accordingly, an argument could be made that most Company option grants do not constitute “sales” of securities. See International Broth. of Teamsters v. Daniel, 439 U.S. 551 (1979). To this end the SEC has issued guidance that registration of employee stock options is not normally required in connection with the grant of those options. See Interpretative Release on Regulation D, Securities Act Release No. 33-6455 (March 3, 1983) (stating in response to Question 78 “[i]n a typical plan, the grant of options will not be deemed a sale of a security for purposes of the Securities Act”); Millenium Pharmaceuticals, Inc., SEC No Action Letter, 1998 WL 264102 (May 21, 1998). Nonetheless, the Company tries to be over-inclusive in its disclosure regarding option grants and discloses all option grants in its public filings as unregistered sales of equity securities.

In regards to unregistered securities issued for non-cash consideration, Item 701(c) of Regulation S-K requires the disclosure of the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. The Company believes its disclosure complies with Item 701(c) of Regulation S-K as it describes the issuances, the consideration received, and generally describes the amount of aggregate consideration received. In the context of option grants to employees, and other share based compensation, the Company believes it is difficult, if not impossible, to accurately state a specific dollar amount of consideration it will receive/received for the issuance. Instead, the Company grants stock based compensation to employees and consultants based on the services performed, or to be performed, for the Company and in option amounts it believes are reasonable under the individual circumstances. The Company’s Board of Directors then reviews and approves all option grants and the issuance of share based compensation.

Michael F. Johnson, Esq. U.S. Securities and Exchange Commission September 3, 2008 Page 6	BURNS FIGA & WILL P.C.

Aside from the private placements conducted by the Company pursuant to Rule 506, the majority of the Company’s sales of unregistered securities have been the issuance of stock options to Company employees. The Company accounts for stock options and similar equity instruments in accordance with SFAS No. 123(R), “Share-Based Payment.” This requires that the Company record all share-based payment expense in its financial statements based on a fair value methodology. The Company has selected the Black-Scholes option-pricing model as the most appropriate fair-value method for its awards. In the Company’s quarterly and annual reports, and in turn its registration statement, the Company’s financial statements describe the information regarding the Company’s share based compensation and describes how the Company determines the fair value of stock option grants. However, the Company does not believe that the dollar value produced from this option-pricing model necessarily equates to the dollar amount of consideration the Company receives for the grant of stock options or other share based compensation.

5.	Comment:	Amend your filing to include all the information required to be disclosed pursuant to Item 701(d) of Regulation S-K. We do note that with regards to certain issuances you state that you relied upon Regulation D, Rule 506 and/or Section 4(2) of the Securities Act and that all purchasers were accredited. However, where you’ve limited your discussion to the statement that you relied on Section 4(2) only, you should state briefly the facts relied upon, including whether the purchasers were accredited or sophisticated and, if the latter, the information afforded to them.

        Response:   As noted above, most of the Company’s issuances of unregistered securities in reliance on Section 4(2) have been in the form of employee stock option grants granted under a stock option plan. However, in isolated circumstances the Company has also issued stock and other stock based compensation in consideration for services in reliance on Section 4(2). When it has issued stock options and other stock based compensation the Company has not engaged in any public advertising or general solicitation in connection with the grants or awards. Further, it has made available to each recipient disclosure regarding all aspects of its business including reports filed with the SEC and press releases, and other financial, business, and corporate information if appropriate. For each grant or award the Company believes that the recipients obtained all information regarding the Company he or she requested (or believed appropriate), received answers to all questions he or she (and their advisors) posed, and otherwise understood the risks of accepting our securities for investment purposes. For these reasons the Company relied on Section 4(2) for certain of our grants and awards.

In future filings the Company will briefly state the facts relied upon for each sale of unregistered securities, including option grants, when relying on Section 4(2) of the Securities Act for the issuance. Please see the Company’s quarterly report on Form 10-Q filed on August. 14, 2008, which provides the requested disclosure.

Michael F. Johnson, Esq. U.S. Securities and Exchange Commission September 3, 2008 Page 7	BURNS FIGA & WILL P.C.

Exhibits, II-5

6.	Comment:	Please tell us why you have chosen not to file as exhibits the agreements used in your several recent sales of unregistered securities. Refer to Item 601(b) of Regulation S-K.

        Response:   Of the documents Item 601(b) requires to be filed as exhibits to reports or registration statements filed with the SEC, the agreements used in connection with the Company’s recent sales of unregistered securities only potentially fall under the category of material agreements outlined in Item 6.01(b)(10). In general, Item 601(b)(10) of Regulation S-K provides that an agreement not made in the ordinary course of business which is material to the registrant must be filed as an exhibit to reports or registration statements filed with the SEC. Recent compliance and disclosure guidance posted by the Division of Corporate Finance on the SEC’s website regarding the disclosure of material agreements under Item 1.01 of Form 8-K discusses whether an underwriting agreement constitutes a material agreement(1). This guidance echoes the directive of Item 6.01(b)(10) and provides that “a registrant must determine whether specific agreements are material using established standards of materiality…” Item 601(b)(10) does provide that certain agreements, including agreements with security holders named in a registration statement, generally must be filed as an exhibit unless immaterial in amount or significance.

The Company believes that the form Securities Purchase Agreement entered into with each purchaser is not material in significance given that the Company has engaged in three private placements since its inception in the fall of 2006. Moreover, while the private placement in which the investors named in the registration statement acquired the Company’s securities was an important event to the Company, the Securities Purchase Agreement used in that offering was relatively generic and thus not an agreement that standing alone the Company determined to be material in significance.

(1)     See Compliance and Disclosure Interpretations, Exchange Act Form 8-K, Question 102.02 available at: http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm

Michael F. Johnson, Esq. U.S. Securities and Exchange Commission September 3, 2008 Page 8	BURNS FIGA & WILL P.C.

Form 10-K

Item 9A. Controls and Procedures, page 33

7.	Comment:	We note your response to our prior comment 7 in our letter dated May 28, 2008. However, you do not indicate that your future disclosures will fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective as defined in Rule 13a-15(e). The rule requires that the disclosure controls and procedures be designed to, among other things, ensure that information required to he disclosed by the issuer in the reports that it files or submits under the Exchange Act is “accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate...” We note that neither the sample disclosure contained in your response letter dated June 6, 2008, nor your quarterly report filed May 15, 2008, contains this statement as required by Rule 13a-15(e). Please tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

        Response:   In both the Company’s annual report on Form 10-K for the year ended December 31, 2007 and its quarterly report on Form 10-Q for the quarter ended March 31, 2008, the Company cites to the definition of “disclosure controls and procedures” as defined in Rule 13a-15(e). This definition of “disclosure controls and procedures” contains the language your comment requests that the Company provide.

        Nonetheless, in future filings the Company will refer to the definition contained in Rule 13a-15(e) when providing the disclosure regarding its disclosure controls and procedures. Assuming it can be made, the Company will include the below disclosure in reports it files on Form 10-Q and Form 10-K. This disclosure appeared in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2008 and filed on August 14, 2008.

As of ____________, we have carried out an evaluation under the supervision of, and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended. Based on the evaluation as of _____________, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e)) under the Securities Exchange Act of 1934) were effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Michael F. Johnson, Esq. U.S. Securities and Exchange Commission September 3, 2008 Page 9	BURNS FIGA & WILL P.C.

        We hope we have adequately addressed your comments. Please contact me if you have any questions.

Very truly yours, BURNS FIGA & WILL P.C. /s/ Peter F. Waltz Peter F. Waltz, Esq.

PFW/cjr

cc:     Disaboom, Inc.